Exhibit 99.1

YYForce Unveils 2030 Vision to Build an Integrated Human, AI and Robotics Workforce Ecosystem

“Forging Forward Together” — Strategy combines on-demand staffing, AI-powered workforce technology, humanoid robots, Robotics-as-a-Service and smart facility management across hospitality, healthcare, logistics, retail and property operations

SINGAPORE, Sept. 22, 2026 /PRNewswire/ --  YYForce Inc. (NASDAQ: YFOR) (“YYForce” or the “Company”), an AI-enabled workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, today announced its YYForce 2030 Vision, a long-term strategy to build an integrated workforce ecosystem connecting human workers, artificial intelligence (“AI”), humanoid robots and specialized service robotics.

YYForce’s integrated Human, AI and Robotics workforce ecosystem.

Guided by its motto, “Forging Forward Together,” YYForce envisions a future in which people and intelligent machines work alongside one another — combining human judgment, adaptability and service capabilities with the efficiency, scalability and automation potential of AI and robotics.

Under the strategy, YYForce intends to evolve from primarily providing workforce and facility services toward becoming a Future Workforce Solutions Provider, using technology to coordinate human and robotic resources across labor-intensive industries.

The Company’s vision brings together three core capabilities: on-demand human staffing through YY Circle and Yolara AI; humanoid and specialized service robotics offered through leasing and Robotics-as-a-Service (“RaaS”) models; and smart facility management through 24iFM, IoT devices, sensors, smart cameras and automation technologies.

YYForce believes these capabilities could ultimately enable hotels, healthcare facilities, warehouses, logistics operators, retailers, property owners and other service operators to access and manage human workers and robotic resources through an increasingly integrated technology ecosystem.

Human + AI + Robotics: The YYForce Future Workforce

YYForce believes the next generation of workforce solutions will move beyond traditional manpower deployment.

Instead, businesses will increasingly determine whether each operational task should be performed by a human worker, assisted by AI, supported by robotics, or completed through an automated system.

YYForce’s 2030 strategy is designed around coordinating these resources within a unified operating ecosystem.

The Company refers to this model as Future Workforce Solutions.

Rather than seeking to replace people, YYForce intends to use AI and robotics to augment human capabilities, particularly in environments involving repetitive, physically demanding, standardized or continuously monitored tasks.

Human workers can therefore remain focused on activities requiring judgment, communication, problem-solving, adaptability and customer interaction.

This philosophy is reflected in YYForce’s motto:

Forging Forward Together — Humans. AI. Robotics.

Layer One: On-Demand Human Workforce

YYForce’s existing workforce technology provides the human workforce foundation for its 2030 strategy.

Through YY Circle and Yolara AI, the Company is developing technology designed to connect businesses with flexible and on-demand workforce resources while improving workforce matching, deployment and management.

This capability is intended to support industries characterized by fluctuating workforce requirements, distributed operations and significant frontline labor needs, including hospitality and hotels, healthcare and hospitals, warehousing and logistics, retail, commercial and residential properties, facility management and other service-intensive industries.

The long-term objective is to enable businesses to access workforce capacity more dynamically according to operational demand.

Layer Two: Humanoid Robots and Robotics-as-a-Service

YYForce intends to progressively explore the integration of humanoid robots and specialized service robotics into its workforce ecosystem.

Potential robotic applications could include cleaning, internal delivery, material movement, inspection, monitoring, logistics support and other repetitive or standardized operational activities.

Rather than requiring customers to purchase robotic equipment outright, YYForce’s strategy includes evaluating leasing and Robotics-as-a-Service models.

Under this approach, service operators could potentially deploy robotics according to operational requirements while YYForce and its ecosystem partners provide deployment, integration and related services.

This model could create recurring revenue opportunities for YYForce while lowering the initial capital requirements for customers seeking to adopt automation.

Layer Three: 24iFM — Connecting People, Robotics and Physical Facilities

YYForce’s integrated facility management strategy represents the third component of the ecosystem.

Through 24iFM, combined with IoT devices, sensors, smart cameras, robotics and automation technologies, YYForce aims to create an increasingly connected environment where property owners and facility operators can manage physical assets, service requests and operational resources through centralized systems.

The Company envisions a future where a facility operations team can oversee multiple ground activities from a centralized control room.

Data generated by connected buildings could help operations teams identify requirements in real time. Depending on the task, the system could then facilitate the deployment of an available human worker, specialized robot, humanoid robot or automated workflow.

For example, sensors could identify a facility requirement; 24iFM could surface the event to the operations team; the appropriate human or robotic resource could be assigned; and task completion could subsequently be monitored through the same operating environment.

This represents YYForce’s longer-term transition from conventional facility management toward technology-enabled, data-driven facility orchestration.

One Ecosystem Across Multiple Industries

The YYForce 2030 Vision is designed to be applicable across multiple service-intensive industries.

In a hotel, human hospitality personnel could work alongside cleaning, delivery and service robots.

In a hospital or healthcare facility, human personnel could be supported by robots performing appropriate logistics, transportation or facility-related tasks.

In a warehouse, flexible human workers could operate alongside autonomous and robotic material-handling systems.

In retail, frontline employees could be supported by robotics and automated operational systems.

Across commercial and residential properties, facility operators could use 24iFM to coordinate people, equipment, service requests, IoT devices and robotic resources from a centralized operating environment.

From Workforce Provider to Workforce Orchestrator

The YYForce 2030 Vision represents a longer-term evolution of the Company’s business model:

Human Workforce

YY Circle + Yolara AI

Artificial Intelligence

Workforce matching + operational intelligence + automation

Robotic Workforce

Humanoid robots + specialized service robotics + Robotics-as-a-Service

Smart Facilities

24iFM + IoT + sensors + smart cameras + automation

Together, these components are intended to create a connected ecosystem capable of coordinating people, machines and physical environments.

“The workforce of 2030 will not simply be human or robotic. We believe it will be human, AI and robotics working together,” said Mike Fu, Chief Executive Officer of YYForce. “Our vision is for YYForce to become the technology and operating layer that connects these resources and enables businesses to deploy the right resource for the right task at the right time.”

“Forging Forward Together represents what we believe the future of work should look like — people and technology advancing together. Our goal is not simply to introduce more automation, but to create an ecosystem where human talent, AI and robotics complement one another to deliver better operational outcomes.”

Building Toward 2030

YYForce expects to pursue its 2030 strategy progressively through a combination of technology development, commercial partnerships, robotics collaborations, pilot programs and potential strategic investments.

The Company intends to evaluate opportunities based on customer requirements, technological maturity, economics and commercial scalability.

YYForce believes its existing presence across workforce solutions and integrated facility management provides a foundation from which the Company can progressively connect human workforce deployment, AI, robotics and smart facility infrastructure.

The long-term objective is to build an ecosystem where customers do not simply procure manpower, software or robots independently.

Instead, they can access a Future Workforce Solution designed around the operational outcome they need.

Investor Presentation

Additional information regarding the YYForce 2030 Vision, including the Company’s strategic roadmap and operating framework, is available in the YYForce 2030 Investor Strategy Presentation on the Company’s Investor Relations website at Investor Strategy Deck.

YYForce 2030

Human + AI + Robotics. One Workforce Ecosystem.

Forging Forward Together.

About YYForce Inc.

YYForce Inc. (Nasdaq: YFOR) is an AI-enabled workforce management platform and IFM provider, headquartered in Singapore and operating across Asia and beyond. The Company's intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YYForce's IFM business, its 24IFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities – progressing from intelligent decision support toward increasingly autonomous workforce management – to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YYForce is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company bases these forward-looking statements on its expectations and projections about future events, which the Company derives from the information currently available to it. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements involve inherent risks and uncertainties, and the forward-looking events discussed in this press release may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about the Company and a number of factors. These factors include, but are not limited to, the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations, including the introduction of new products and services, expected changes in the Company’s revenues, costs and expenditures, anticipated customer growth, and demand for and market acceptance of the Company’s products and services; and industry, market and regulatory conditions, including competition, government policies and regulations affecting the Company’s industry, and other factors that may affect the Company’s financial condition, liquidity and results of operations. For a more detailed discussion of risk factors, please refer to the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s most recent annual report on Form 20-F, as amended.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YYForce Inc.

enquiries@yyforce.ai

Investor Relations Contact

Piacente Financial Communications

yfor@thepiacentegroup.com

4